UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

Med-Tech Solutions, Inc.
(Exact name of registrant as specified in its corporate charter)

Nevada
(State or other Jurisdiction of Incorporation or Organization)

000-351574 (Commission File Number)	98-0442163 (IRS Employer Identification No.)

Suite 2200, 1177 West Hastings Street Vancouver, BC V6E 2K3, Canada (Address of Principal Executive Offices and zip code)

(604) 688-7526
(Registrant's telephone
number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

September 13, 2007

MED-TECH SOLUTIONS, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being furnished to shareholders of record as of September 11, 2007 of the outstanding shares of common stock, $.001 par value (the “Common Stock”) of Med-Tech Solutions, Inc., a Nevada corporation (“Med-Tech”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the consummation of an Acquisition Agreement dated March 26, 2007, as amended (the "Acquisition Agreement"), by and among Med-Tech, The Four Rivers BioEnergy Company Inc., a Kentucky corporation ("4Rivers”), and all the shareholders of 4Rivers.

The Acquisition Agreement provides that Med-Tech's current sole director and officer, Mark A. McLeary, will resign from these positions with Med-Tech upon consummation of the Acquisition Agreement.  Mr. McLeary will continue to be employed by Med-Tech in a non-executive capacity to continue to operate the current business of designing, developing and marketing specialty medical devices in the women’s health care industry in Canada.  Prior to his resignation, it is intended that Mr. McLeary will appoint the following persons as directors and/or officers of Med-Tech: Gary Hudson, Stephen Padgett, Martin Thorp and Kevin Alexander.  There may be other changes in the board of directors and management of Med-Tech as the business of Med-Tech develops in connection with and following the acquisition.

This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder.

No action is required by the shareholders of Med-Tech in connection with this Information Statement.  However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Med-Tech’s shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Med-Tech’s directors occurs other than at a meeting of Med-Tech’s shareholders).  This Information Statement will be first mailed to Med-Tech’s shareholders of record on or about September 11, 2007.

CHANGE IN CONTROL TRANSACTION

On March 26, 2007, Med-Tech entered into the Acquisition Agreement for the acquisition of all the outstanding equity securities of 4Rivers.  The agreement was amended on June 14, 2007, to modify certain of the conditions to consummating the acquisition and by an amendment dated August 22, 2007, the closing date was changed to be no later than September 26, 2007.

The Acquisition Agreement provides for a number of conditions to the consummation of the acquisition by Med-Tech of 4Rivers, which include completion of certain agreements for the building of the proposed facility, identification and negotiation of agreements and arrangements for the financing of the proposed facility, other agreements relating to the current operations of 4Rivers and its subsidiary, management arrangements for the post-acquisition company and the consummation of a private placement with a minimum gross proceeds of $38,500,000 and maximum gross proceeds of $65,000,000 (“June Offering”). The projected closing date as provided for in the Acquisition Agreement is September 26, 2007.

The consideration for 4Rivers is 40,665,000 shares of common stock of Med-Tech.  Assuming the issuance of the shares for the purchase price of 4Rivers, on the minimum June Offering amount, the stockholders of 4Rivers will own approximately 31% of the outstanding common stock of the Company and on the maximum June Offering amount they will own approximately 25% of the outstanding common stock of the Company.  In addition, the former stockholders of 4Rivers will be a majority of the directors and the senior management persons of Med-Tech, with control of the Company and ability to influence, if not determine the policies, business and financial condition of Med-Tech.  The above percentages assume a recapitalization of Med-Tech by means of a contribution of approximately 62,147,350 shares of common stock to the capital of the company for cancellation, which reduction in capital will be take place in connection with the consummation of the Acquisition Agreement and the June Offering.

The issuances of the common stock in connection with the acquisition of 4Rivers and June Offering, are intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) thereof or Regulation S.  The shareholders of 4Rivers have represented that they are accredited investors.  The June Offering is being offered to foreign persons under the requirements of Regulation S, to accredited investors.  The shares of common stock issued in the acquisition and June Offering may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available.  No registration statement covering these securities has been filed with the United States Securities and Exchange Commission (“Commission”) or with any state securities mission.

In connection with the June Offering, Med-Tech engaged International Capital Partners SA, Rue de Rhone 59, 1204 Geneva, Switzerland, as its exclusive placement agent, and ICP will be paid a cash commission for its services.

VOTING SECURITIES

Med-Tech’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Med-Tech’s shareholders.  Each share of common stock entitles the holder thereof to one vote.  As of September 11, 2007, there were 106,737,500 shares of common stock were outstanding.

In connection with the acquisition of 4Rivers, Med-Tech has agreed to effect a reduction of the outstanding common stock.  This will be achieved by a contribution to capital of approximately 62,147,375 shares of common stock to reduce the issued and outstanding shares immediately prior to the consummation of the Acquisition Agreement and June Offering.

MED-TECH’S BUSINESS

Med-Tech has been a developmental stage company engaged in the business of designing, developing and marketing specialty medical devices in the women's health care industry in Canada. The original focus of Med-Tech was on the marketing and distribution of a medical pessary device designed for women. On October 29, 2004, Med-Tech entered into a license agreement with MDMI Technologies Inc. ("MDMI"), a private Canadian federal corporation, for a term of 50 years, pursuant to which it acquired an exclusive worldwide license to manufacture, market, and distribute a medical pessary device for the treatment of female urinary incontinence called the "Gynecone". The plan of operations has been to develop and market the Gynecone device and secure agreements and/or working relationships with potential distributors of the Gynecone device in Canada and possibly the United States. Med-Tech also would establish distribution agreements with major independent medical device distributors and work directly with these parties to perform all necessary activities including regulatory approvals, networking, clinician training and promotion. Med-Tech plans to continue this business in a subsidiary after the closing of the acquisition of 4Rivers.  At present, because of the investigative actions by the government of British Columbia, Canada, involving MDMI, Med-Tech is not actively pursuing this business until the outcome of the actions are determined.

THE 4RIVERS BUSINESS

4Rivers is a developmental stage company. It intends to develop, construct, own and operate a fuel grade bio energy facility.  The plant will convert corn and other vegetable oils to fuel grade transportation liquids and other energy and animal feed by-products.

4Rivers intends to build the proposed plant on a site located near Calvert City, Marshall County, Kentucky.  The plant site under consideration by 4Rivers  provides good logistics, being near major rivers within the Mississippi River system, located in the Central part of the United States, and proximate to excellent river, rail and road infrastructures and utility sources. 4Rivers considers river and rail transportation to be highly important for the bulk supply of the corn and oil feed stocks necessary to the operation of the integrated refinery and for the delivery of finished products to customers.

Pursuant to the acquisition agreement of 4Rivers by Med Tech, 4Rivers is obligated to have a number of agreements, either fully negotiated or under letter of intent or similar statement, prior to closing.  These agreements will partially define the nature and size of the proposed plant, the timing and funding of its construction and initial flow through of raw materials and products.  To date, 4Rivers has made progress in planning and defining the agreements that will describe the design, construction and operations.  These include, amongst other things;

*	The partial funding of the planning and initial construction of the proposed plant;

*	The supply of necessary feedstock with a major agricultural supplier;

*	The off-take of fuel grade transportation liquids products with a major distributors;

*	The off-take of co-products with various potential buyers;

*	The supply of the engineering, procurement and construction services necessary for the designated construction of the plant, which will be a lump sum, turnkey contract.

Currently it is not possible to state a proposed schedule for the construction of the plant and give an operational commencement date.  Under current estimates, it will take approximately two years to design and build the plant.  The total funding requirement for the construction and initial operation of the proposed plant is estimated to be in excess of $380 million, which amount may change substantially because of design and capacity optimisation, cost of materials, foundation piling requirements, labor issues and the state of the capital markets and economy.  The funding will be a mix of equity and debt, with the current objective being 40% equity and 60% debt, provided, however such funding terms may change substantially depending on the cost of debt versus equity, the state of the industry and the financial markets during the period of funding.

4Rivers is currently contemplating the initial debt portion being obtained from money center and/or regional banks with experience in the bio-energy industry, and has selected a lead bank for the syndication of the senior debt portion to be used in connection with the construction phase.  Mezzanine debt is also under consideration by 4Rivers.  Med Tech is seeking a portion of the equity investment it will need to consummate the acquisition, and the Company will pursue further equity funding in the future.

Neither Med Tech nor 4Rivers has commitments for the full amount of the funding required. There is no assurance that funding will be obtainable as desired, on a timely basis or in full to build the plant, in which case investors may not achieve any return on their investment or holdings.

Conditions to Closing of the Acquisition and Offering

The acquisition of 4Rivers and the consummation of the June Offering are mutually dependent.  One may not happen unless the other happens.  In addition to this condition, the Acquisition Agreement contains the following conditions to closing for the overall transaction.

(a)
The prospects of the proposed business of 4Rivers must be sufficient, as determined in the sole discretion of Med-Tech to proceed with a closing, with the effect that Med-Tech may terminate the transaction if it believes there is any impairment in the business model or future implementation of the business plan of 4Rivers.

(b)
Med-Tech raising not less than $35,000,000 on a net basis of capital or such larger amount as may be agreed, which is intended to be raised in the June Offering, which funds will be on deposit in an escrow account.

(c)
All the terms, covenants and conditions to the Acquisition Agreement will have been satisfied, and there will not have been any material adverse change in the financial position or condition of Med-Tech or 4Rivers or any loss or other event that would materially and adversely affect Med-Tech, 4Rivers or the proposed business of 4Rivers.

(d)	he absence of any regulatory order restricting the transactions contemplated by the Acquisition Agreement.

(e)	4Rivers shall have delivered its audited financial statements for the required period for disclosure in connection with the consummation of the Acquisition Agreement.

(f)
There will be compliance with the delivery requirements set forth in the agreement, including the exchange of the shares of 4Rivers for the shares of Med-Tech which are the consideration for the exchange.

The following conditions have to be satisfied by 4Rivers prior to closing, all of which relate to the establishment and implementation of the 4Rivers business plan;

(i)
discussions with banks or other financial institutions which provide for the extension of loan financing or a credit facility to Med-Tech/4Rivers in amounts and subject to terms which, with the equity to be raised by Med-Tech, will fund the initial phases of the project based on the costs and expenses identified in the business plan and the budget of 4Rivers (see ii below), with the view that the financing will be available,

(ii)	completion and delivery to Med-Tech of a detailed budget for the project,

(iii)	execution of employment agreements between Med-Tech and such other qualified persons with skills to implement the business plan of Four Rivers,

(iv)	provision to Med-Tech of a thorough environmental analysis which reveals no fatal flaws in the project, i.e., contains nothing which would fundamentally obstruct or prevent implementation,

(v)	discussions with a suitable EPC (Engineering, Procurement and Construction) firm consistent with the required criteria for the proposed plant and in accordance with the budget and business plan,

(vi)
preparation of a strategy and procedure for provision of operation and maintenance services providing for operational and maintenance services to ensure the operation and maintenance of the proposed plant,

(vii)
execution of agreements providing for the acquisition and/or the lease of a site meeting criteria as referred to in the project overview for the sites under consideration as referred to in the Part I Conditions Precedent to the Acquisition Agreement (relating to the acquisition of 4Rivers and defined below),

(viii)
written confirmation that all approvals and permits (including in particular an air permit) which are essential prerequisites to the commencement of proposed plant construction at the site, have either been obtained or the provision of satisfactory assurances that all such permits and approvals can and will be obtained prior to construction commencement. Such confirmation to be supported by details of the permits obtained or of correspondence or records of meetings and discussions relating to such approvals and permits,

(ix)
execution of initial supply agreements and off-take agreements providing for the supply of process feedstock in the case of the supply agreements and for the sale/distribution of finished products in the case of off-take agreements.  Such agreements to contain provisions as to quantities and pricing mechanisms which are consistent with achieving the financial assumptions and forecasts contained in the business plan. Alternatively, the delivery to Med-Tech of a detailed strategy for acquisition of processed feed stocks and the sale/distribution of finished products which identifies potential suppliers and customers willing, in principle, to enter into agreements with 4Rivers on terms which are consistent with achieving the financial assumptions and forecasts contained in the business plan,

(x)
execution of agreements with all necessary companies and/or authorities providing for the transport to and from the sites of process feedstock and finished products in quantities sufficient to support the reasonableness of  the financial assumptions and forecasts contained in the business plan, including as necessary transportation arrangements by water, road and rail, and

(xi)
agreements in principle for the supply of necessary utilities to the site or provision of satisfactory assurances that sufficient supplies of power, water and communication facilities can and will be made available to the site.

DIRECTORS AND OFFICERS

The following table sets forth the name, position and age of Med-Tech’s current executive officer and director.

Name	Age	Position
Mark A McLeary	41	Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary, President and Sole Director

Mark A. McLeary, 41 years old, is our Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and sole member of our board of directors and has served in those capacities since our inception. Mr. McLeary has been a certified financial planner since 1995 and a chartered financial planner since 1993. He has worked in the financial planning industry for over 13 years with an emphasis on investment and tax planning. Mr. McLeary is a member of the Financial Planners Standards Council of Canada and founded McLeary Capital Management, Inc. ("McLeary Capital") in 1995. McLeary Capital provides retirement, tax and estate planning advice to individuals and corporations in British Columbia. Since 1995 Mr. McLeary, as the principal of McLeary Capital, has been responsible for managing approximately $40 million of clients' investments.

During our development stage, Mr. McLeary devotes approximately 8-10 hours per week of his time to the company business. If, however, the business demands more business time, such as raising additional capital or addressing unforeseen issues with regard to the plan of operations, he is prepared to adjust his timetable to devote up to 40-50 hours a week on the business of the company in furtherance of its plan of operations. However, Mr. McLeary may not be able to devote sufficient time to the management of the business, as and when needed.

Pursuant to the bylaws, the directors are elected at an annual meeting of stockholders and each director holds office until his successor is elected and qualified. Officers are elected by our board of directors and hold office until an officer's successor has been duly appointed and qualified unless an officer sooner dies, resigns or is removed by the board, subject to the terms of any employment agreements.

Med-Tech has not yet adopted a formal code of ethics statement because the board of directors evaluated the business of the company and the number of employees and determined that since the business is largely limited to maintaining its cash and seeking additional businesses, the only person acting for the company is the sole director and officer.  Therefore, it is believed that general rules of fiduciary duty and federal and state securities laws are adequate ethical guidelines.

COMMITTEES OF BOARD OF DIRECTORS

Med-Tech does not have any committees of the board of directors at this time.  The board of directors does not have a nominations committee because there are a limited number of directors, and the board believes shareholder suggestions would be made known to the entire board if and when received by the company because the sole board member is also the operations officer. As such, the board of directors believes that there will be sufficient communication by shareholders with the board about matters and nominees to be brought to its attention.

Med-Tech’s board of directors functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors.  Med-Tech is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors.  Med-Tech’s board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC.  Med-Tech’s board of directors has determined, however, that its current board member is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication.  Accordingly, the board of directors believes that its current sole member has sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

DIRECTOR AND OFFICER COMPENSATION

Mr. McLeary has not received any compensation during his tenure as the sole officer and director of Med-Tech.  Additionally, he has not been awarded, earned or been paid any stock options, stock appreciation rights, long-term compensation awards, long-term incentive plan payouts or other compensation (as defined in the proxy regulations of the SEC) during that period.  After the acquisition of 4Rivers, it is intended that Mr. McLeary will be compensated for certain of his services in respect of the company, but at this time there is no agreement or other arrangement as to the amount or nature of compensation.

Med-Tech did not pay any compensation to any director in the 2005 and 2006 fiscal years.

NEW DIRECTORS AND OFFICERS

At such time as the requirements of Section 14(f) of the Exchange Act are satisfied by this Information Statement and its distribution, and the Acquisition Agreement is consummated and Med-Tech has acquired 4Rivers as a wholly owned subsidiary, Mr. McLeary will resign his director and officer positions with the company and the following persons will be appointed and elected, respectively, the directors and officers of Med-Tech.

Name	Age	Position with Company
Gary Hudson	65	Director and Chief Executive Officer
Stephen Padgett	37	Director
Martin Thorp	55	Chief Financial Officer
Kevin Alexander	53	Secretary and General Counsel

Mr. Gary Hudson, 65 years old, will be the Chief Executive Officer and a director of Med-Tech upon consummation of its acquisition by Med-Tech.  From March 2007 to date, Mr. Hudson has been the Chief Executive Officer of 4Rivers, and after the acquisition he will continue as the Chief Executive Officer of 4Rivers as the wholly owned subsidiary of Med-Tech.  From December, 2005 to March 2007 Mr. Hudson was a Director of Cajun Engineers and Consultants International Inc., a company engaged in the business of providing consultancy services to the petrochemical and renewable energy sectors.  From July 2000 to December 2005, Mr. Hudson was the Project Director of GTL Resources Ltd., a UK company listed on the Alternative Investment Market, engaged in the business of developing natural gas to liquids methanol projects and grain based fuel grade bio-ethanol projects.

Mr. Stephen Padgett, 37 years old, will be a director of Med-Tech upon consummation of its acquisition by Med-Tech.  From May 2007 to September 2007, Mr. Padgett has been the Chief Finance Officer of 4Rivers, and after the acquisition he will become the Finance Director of The 4Rivers BioEthanol Company Limited, a wholly owned subsidiary of 4Rivers.  From April, 2005 to April 2007 he was Chief Executive Officer of Supporta plc, a UK company listed on the Alternative Investment Market, engaged in the business of providing professional and care services to the private and public sector in the UK. From January 2000 to March 2005, Mr. Padgett was employed by GTL Resources plc, a UK company listed on the Alternative Investment Market, engaged in the business of developing natural gas to liquids methanol projects and grain based fuel grade bio-ethanol projects.  During this period, Mr. Padgett performed the roles of Finance Manager, Finance Director and Chief Operating Officer.

Mr. Martin Thorp, 55 years old, will be the Chief Financial Officer of Med-Tech upon consummation of its acquisition by Med-Tech.  From 1975 until 2002, Mr. Thorp was employed at Arthur Andersen in London, United Kingdom and lately in New York. He became a partner in 1985.  He created the London Corporate Finance practice in 1990 and was the global managing partner of Andersen Corporate Finance based in New York and London.  In 2002, Mr. Thorp with several former Andersen colleagues established the ARM Partnership which provides financial and corporate finance solutions for mid-cap and private equity backed development businesses.  The ARM Partnership, as part of its services, provides outsourced CFO and related services to small companies.  Mr. Thorp is a director and officer of the following companies whose stock is publicly traded on the OTCBB: In Veritas Medical Diagnostics Inc., a company engaged in the business of healthcare devices; Woize International Ltd., a company engaged in telecommunications and internet solutions; and Sovereign Exploration Associates International, Inc., a Company engaged in under sea exploration.

Mr. Kevin Alexander, 53 years old, has been a director of 4Rivers since March 2007 and will be the Secretary and General Counsel of Med-Tech on consummation of its acquisition by Med-Tech. He has been part time European General Counsel of MCC Global NV since September 2004 and has been involved from March 2003 as a consultant on various energy-related transactions and has been the founder and/or director of various companies in the last few years, including a biotechnology company, ValiRx Plc, which became listed on the Alternative Investment Market of the London Stock Exchange in October 2006. From February 2000 to February 2003, he was Chief Executive of GTL Resources Plc and from 1999 to 2000 a partner in the international law firm Salans. Prior to that he was a partner with US law firm Bracewell & Giuliani from 1989 to 1999.

The business address of the directors and officers after the consummation of the Acquisition Agreement will be 1637 Shar-Cal Road, Calvert City, Kentucky 42029.

Description of Other Officers of the Corporation after the Acquisition of 4Rivers

Another significant employee of 4Rivers is as follows:

Mr. Jack Dunigan, 59 years old, will be the General Manager of 4Rivers as the wholly owned subsidiary of Med-Tech upon consummation of the acquisition.  From March 2007 to September 2007, Mr. Dunigan was the Technology Co-ordinator and Liaison Manager of 4Rivers.  From August 2006 to February 2007, he worked on the feasibility of establishing a bio diesel facility in Western Kentucky.  From April 2000 to August 2006, he was the owner of an aquaculture feed and dog food business, which manufactured its own bio-diesel for use in the business.

Board of Directors and Officers after the Acquisition of 4Rivers

All directors will be elected to annual terms by the holders of common stock.  All directors hold office until the next annual meeting of shareholders and the election and qualification of their successors.  Officers will be elected annually by the board of directors and serve at the discretion of the board, subject to the terms of any employment agreements.  Officers and directors will be offered the opportunity to enter into an indemnification agreement which will provide for the advancement of the expenses of defense in the event of any action brought against them in their respective duties for the company.  All officer and directors will be expected to enter into confidentiality and non-competition agreements.

There are no family relationships (whether by blood, marriage or adoption) between or among the future Med-Tech directors or executive officers.

The board of directors may create vacancies on the board and fill them by a majority vote.  It is expected that either in connection with the acquisition of 4Rivers or thereafter, the board of directors will be changed or expanded from time to time to add persons with special expertise and experience to oversee implementation of the 4Rivers business plan.

Committees of the Board after the Acquisition of 4Rivers

In connection with the acquisition of 4Rivers, the board of directors of Med-Tech intends to establish board committees for nominations, audit and compensation, and adopt charters for the audit and nominations committees.  In addition, the board of directors intends to adopt a code of ethics.

Director Compensation after the Acquisition of 4Rivers

After the acquisition of 4Rivers, Med-Tech may look to implement a stock option or equity award plan for directors, employees and to attract key executives to the company. The terms of such arrangements will be determined by the board of directors, and if one is formed, the compensation committee, and will require shareholder approval within 12 months of setting up the plan.  Med-Tech does not plan to compensate employee directors for attending meetings, but it does plan to reimburse them for their out-of-pocket expenses for attending meetings.  Med-Tech plans on establishing annual fees for non-employee directors and will provide for reimbursement of their out-of pocket expenses for attending meetings.

Management Compensation

The following table provides information concerning compensation earned by the future officers of Med-Tech who were the former management of 4Rivers for the period March 15, 2007 to June 30, 2007 for 4Rivers.

Name and principal position (a)	Period (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Options Awards ($) (f)	Non-Equity Incentive Plan Comepensation ($) (g)	Nonqualified Defered Compensation Earnings ($) (h)	All other Compensation ($) (i)	Total ($) (j)
Gary Hudson, Cheif Executive Officer	15 March 2007 to 30 June 2007	--	--	--	--	--	--	43,750	43,750

Stephen Padgett, Director	15 March 2007 to 30 June 2007	--	--	--	--	--		42,000	42,000

Kevin Alexander, Secretary & Legal Counsel	15 March 2007 to 30 June 2007	--	--	--	--	--	--	42,000	42,000

Martin Thorpe, Cheif Financial Officer	15 March 2007 to 30 June 2007	--	--	--	--	--	--	--	--

Executive Compensation after Acquisition of 4Rivers

It is the intention of Med-Tech, after the acquisition of 4Rivers, to determine executive compensation by a decision of a compensation committee of the board of directors, and if there are independent directors such committee will be comprised of such persons.

Med-Tech intends to have employment or consulting agreements with each of the following executives or consulting groups for such executive’s services: Gary Hudson, Stephen Padgett, Martin Thorp, Kevin Alexander and Jack Dunigan.

The terms of the employment or consulting agreement will be substantially similar, except as to compensation amounts.  The terms of the agreements will include the following:.

o	Annual vacation,
o	Notice periods,
o	Termination and severance provisions,
o	Confidentiality and non compete restrictions, and
o	Tax equalization payment obligations by Med-Tech.

The agreements for the above executives and other persons will provide that they may receive cash and stock bonuses as rewards for their job performance that meet or exceed the operation goals and results set up by the board of directors or high-level management. Med-Tech will also consider other employee benefits for which it will assume the cost, such as pension plans, profit sharing plans, stock plans, health and dental plans, life insurance, parking and disability insurance) generally provided to senior employees,  The company also will reimburse employees and consultants for their travel expenses.

The following table lists the compensation the company intends to pay to its senior executives, key persons and consultants for the year following consummation of the Acquisition Agreement, which also reflects the contractual amounts under any applicable employment or consulting agreements. The compensation listed in the following table may be changed based on the decision or resolution of the board of directors or the compensation committee.

Name	Principal Position	Annual Compensation
Gary Hudson	Chief Executive Officer	$250,000
Stephen Padgett	Director	$240,000
Martin Thorp	Chief Finance Officer	$84,000
Kevin Alexander	Secretary and General Counsel	$180,000
Jack Dunigan	General Manager of 4Rivers	$216,000

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT AFTER ACQUISITION OF 4RIVERS

The following table sets forth certain information regarding Med-Tech’s common stock to be beneficially owned after the acquisition, as currently determined, for (i) each shareholder we know who will be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our future executive officers and directors, and (iii) all the future executive officers and directors as a group, assuming the contribution to capital of approximately 62,147,375 shares of common stock and issuance of 40,665,000 shares of common stock in the acquisition of 4Rivers and the sale of the minimum number of shares in the June Offering, on which basis there would be 128,030,278 shares of common stock outstanding .  To the best of our knowledge, all persons named have or will have sole voting and investment power with respect to the shares set forth in the table, except as otherwise noted.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	% of Common Stock Beneficially Owned
Alexander, Kevin John (2)	4,688,435	3.7%
Hudson, Gary (2)	10,333,694	8.1%
Padgett, Stephen John (2)	1,817,966	1.4%
Thorp, Martin (2)	- 0 -	- 0 -
All Directors and Executive Officers as a Group (4 persons) (4)	16,840,095	13.2%

*           Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”), which include holding voting and investment power with respect to the securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for computing the percentage of the total number of shares beneficially owned by the designated person, but are not deemed outstanding for computing the percentage for any other person.

(2)	The business address of the individual will be c/o 1637 Shar-Cal Road, Calvert City, Kentucky 42024.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than has been reported in previous reports filed by Med-Tech with the SEC which are not required to be disclosed herein, Med-Tech has not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons.  Med-Tech is not a subsidiary of any company.

All of the former founders of 4Rivers are currently employed under consultancy agreements either as individuals or through privately owned  limited companies registered in the United Kingdom.  The remuneration of those founders who are to be appointed directors under these agreements for the period March 15, 2007 to June 30, 2007 have been disclosed earlier in this document.

Med-Tech will enter into a consulting agreement with 4Rivers and its United Kingdom subsidiary for the personal services of Stephen Padgett under similar terms as it will have employment agreements with other senior management persons.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Med-Tech’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of Med-Tech’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Med-Tech’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of Med-Tech’s common stock are required by SEC regulations to furnish Med-Tech with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Med-Tech, or written representations that no reports were required, Med-Tech believes that for the fiscal year ended October 31, 2006 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Med-Tech’s securities filed a Form 3 with the SEC and has had no change of ownership since such filing.

AUDIT FEES

For the fiscal year ended October 31, 2006 for Med-Tech, the following amounts and actions were taken in respect of the professional and audit fees and expenses and approval of the engagement of independent auditors.

Audit Fees

The aggregate fees billed for each of the fiscal years ended October 31, 2006 and 2005 for professional services rendered by the principal accountant for the audit of the registrant's annual financial statements and review of the financial statements included in the registrant's Form 10-QSB or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $4,130 and $3,300, respectively.

 Audit Related Fees

For the fiscal years ended October 31, 2006 and 2005 audit related fees were $3,000 and $2,800 respectively.

Tax Fees

The aggregate fees billed for each of the fiscal years ended December 31, 2006 and 2005 for professional services rendered by the principal accountant for the preparation of the registrant's annual tax returns were $0 and $0, respectively.

All Other Fees

For the fiscal year ended October 31, 2005, other fees were $160, and there were no fees of this nature for the fiscal year ended October 31, 2006.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-TECH, INC.
(Registrant)

Dated: September 13, 2007	By:	/s/ Mark A. McLeary
Name: Mark A. McLeary
Title Cheif Executive Officer, Cheif Financial
Officer, Treasurer, Secretary and President